FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 10, 2011

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce according to “Handling Procedures for Providing Endorsements and Guarantees for Third Parties” of the company”, dated May 10, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: May 10, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

May 10, 2011
English Language Summary

Subject: To announce according to "Handling Procedures for Providing Endorsements and Guarantees for Third Parties" of the company.

Regulation: Published pursuant to Article 2-22 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/05/10

Content:
1.	Date of occurrence of the event:2011/05/10

2.
The company name of the party for whom the endorsements/guarantees were made, its relationship with the Company, the ceiling on the endorsements/guarantees, the original amount of endorsements/guarantees, the amount of the current additional endorsements/guarantees, thereason for the current additional endorsements/guarantees:

(1)	the company name:M.SETEK Co.,Ltd.

(2)	relationship: a subsidiary 94.81%-owned by the Company

(3)	the ceiling on the endorsements/guarantees:NTD126,908,612 thousand

(4)	the original amount of endorsements/guarantees:NTD17,710,000 thousand

(5)	the amount of the current additional endorsements/guarantees: NTD19,481,000 thousand

(6)	the reason for the current additional endorsements/guarantees: To repay current loans, reinforce operating fund, and purchase equipment.

3.	The content of the collateral provided by the party for whom the endorsements/guarantees were made:N/A

4.	The value of the collateral provided by the party for whomthe endorsements/guarantees were made:N/A

5.	The capital of the party for whom the endorsements/guaranteeswere made according to its latest financial report:NTD12,986,936 thousand

6.	The accumulated profit/loss of the party for whom theendorsements/guarantees were made according to its latest financial report:NTD-6,975,804 thousand

7.	The conditions of release of the Company from theendorsement/guarantee obligations: pursuant to the contract

8.	The date of release of the Company from theendorsement/guarantee obligations: pursuant to the contract

9.	The ratio of the amount of endorsements/guarantees to the Company's net worth according to the latest financial report as of the date of occurrence of the event:31.31%

10.
The ratio of the amount of endorsement/guarantee to the business transaction amount between the Company and the company for which the endorsement/guarantee was made within the most recent fiscal year as of the date of occurrence of the event:N/A

11.	The ratio of the aggregate amount of long term investments, endorsements/guarantees, and monetary loans extended to others to the Company's net worth according to the latest financial report:16.48%

12.	Any other matters that need to be specified:N/A